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RECEIVED APR - 1 2002 365

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

FNB Corporation
Exact name of registrant as specified in charter

0001010961
Registrant CIK Number

DEF 14A Year Ended ~~12-31-~~01 5-14-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~333-02524~~ 0-24141
SEC file number, if available

PROCESSED
APR 1 0 2002
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Christiansburg, State of Virginia, 2002.

FNB Corporation
(Registrant)

By: [signature]
(Name and Title)
Daniel A. Becker
Senior Vice President and Chief Financial Officer


FNB CORPORATION
Five Year Performance Index
250
200
150
100
50
0
INDEX
1996
1997
1998
1999
2000
2001
YEAR
FNB CORPORATION
INDEPENDENT BANK INDEX
S&P 500 INDEX

	1996	1997	1998	1999	2000	2001
FNB CORPORATION	100	103	129	120	100	127
INDEPENDENT BANK INDEX	100	148	154	140	139	165
S&P 500 INDEX	100	133	171	207	188	166